May 3, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Charlie Guidry
Mara Ransom

Re:	Flywire Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed April 13, 2021
CIK No. 0001580560

Dear Mr. Guidry and Ms. Ransom:

Flywire Corporation (the “Company”) has electronically transmitted via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated April 28, 2021 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 28, 2021 letter in bold and italicized print, and the Company’s responses are provided below each comment.

Draft Registration Statement submitted on April 13, 2021

Business, page 102

1.	With respect to the identification of customer identities on page 105 and elsewhere, please confirm that you have received consents to the references in your registration statement.

Securities and Exchange Commission

May 3, 2021

RESPONSE TO COMMENT 1:

The Company respectfully advises the Staff that it has obtained consents from the customers identified in the Registration Statement.

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Securities and Exchange Commission

May 3, 2021

Please do not hesitate to contact me at (617) 648-9127 if you have any questions or would like additional information regarding this matter.

Very truly yours, GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ David Gammell

cc:	Peter Butterfield